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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  3   )*
                                             ------

                            LaSalle Hotel Properties
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                    517942108
                  ---------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).